UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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21002426

SEC Mail Processing Section
MAR 03 2021
Washington DC
406

NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HedgeMark Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 Greenwich Street
(No. and Street)

New York	NY	10286
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joyetta Satiah, CPA 973-517-1338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joyetta Satiah, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HedgeMark Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

March 1, 2021

Signature

FINOP/Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Based upon the Securities Exchange Commission's staff statement and difficulties arising from Covid-19, HedgeMark Securities LLC is making its annual audit report filing without notarization.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Managing Director

HedgeMark Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HedgeMark Securities, LLC (the Company) as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2013.

New York, New York
March 1, 2021

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	1,550,873
Client receivables		41,146
Prepaid expenses and other assets		28,235
Total assets	$	1,620,254
Liabilities and Member's equity		
Liabilities:		
Due to affiliates (note 3)	$	21,924
Accounts payable, accrued Expenses and other Liabilities		1,655
Total liabilities	$	23,579
Member's equity		
Paid-in-capital	$	3,627,599
Accumulated deficit		(2,030,924)
Total member's equity		1,596,675
Total liabilities and member's equity	$	1,620,254

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Operations
For the year ended December 31, 2020

Revenues:		
Fee Income		41,146
Interest Income	$	4,476
Total revenues		45,622
Expenses:		
Compensation and benefits	$	191,767
Professional fees		92,737
Regulatory		22,634
Occupancy		17,422
General and administrative		13,835
Total expenses		338,395
Net loss	$	(292,773)

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Changes in Member's Equity
For the year ended December 31, 2020

		Paid-in-Capital		Retained earnings		Total member's equity
Balance, January 1, 2020	$	3,627,599	$	(1,738,151)	$	1,889,448
Net loss				(292,773)		(292,773)
Balance, December 31, 2020	$	3,627,599	$	(2,030,924)	$	1,596,675

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Cash Flows
For the year ended December 31, 2020

Net loss	$ (292,773)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in assets:	
Client Receivables	(41,146)
Prepaid expenses and other assets	3,037
Increase (decrease) in liabilities:	
Accounts payable, accrued expenses and other liabilities	(6,574)
Due to affiliates	3,180
Net cash used in operating activities	(41,503)
Net decrease in cash	(334,276)
Cash and Cash Equivalents, beginning of year	1,885,149
Cash and Cash Equivalents, end of year	$ 1,550,873

Organization and Business

HedgeMark Securities, LLC (the Company), a wholly owned subsidiary of HedgeMark International, LLC ("HMI"), was licensed as a limited-purpose broker-dealer on January 2, 2013. The Company is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is approved for the private placement of hedge fund securities. The Company and is an indirect, wholly owned subsidiary of The Bank of New York Mellon ("BNY Mellon"). The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) as its business is limited to the private placement of securities and selling interests in unregistered private investments funds. The Company does not trade in or execute transactions in securities, nor does it take custody of or receive customer funds or securities.

1. Significant Accounting Policies

(a) Use of Estimates

The accompanying financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include a demand deposit account and money market funds that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These cash equivalents generally have a maturity of three months or less at acquisition and are held for the purpose of meeting short-term cash commitments rather than for investing. At December 31, 2020, the Company had $1,492,109 in money market funds and $58,764 in a BNY Mellon affiliate demand deposit account.

(c) Client Receivables

Client receivables consists of management and performance fees that have not been paid as of year-end and will be reported net of the allowance for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. At December 31, 2020, management has determined that no allowance for uncollectible accounts is necessary.

(d) Accounts Payable, Accrued Expenses and Other Liabilities

Expenses are recorded on the accrual basis as incurred.

(e) Revenue Recognition

Fee revenue is based on terms specified in a contract with a customer. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of a good or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that reflects the transfer of goods and services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time the customer obtains

control of the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for the promised goods and services.

The Company provides limited distribution services to Fund Sponsors by identifying and introducing eligible prospective investors to the Fund Sponsors funds. Revenue is earned at a point in time and is equal to a percentage of the fees earned by Fund Sponsors which take the form of management fees, performance fees or both. Management fees are calculated as a percentage of each investor's month-end HedgeMark Access Class capital account balance and are constrained until month end when the account balance can be confirmed and collectability is certain.

Performance fees are generally calculated as a percentage of the applicable investor's HedgeMark Access Class capital account balance in accordance with the language in the agreement. Performance fees are recognized in the period in which the performance fees are earned and become determinable. Performance fees are constrained until all uncertainties are resolved and reversal of previously recorded amounts is not probable. These fees are recognized at when only it is determined that they will be collected.

Interest income is recognized as earned.

(f) Taxes

The Company is a limited liability company that is treated as a disregarded entity for U.S. tax purposes, and as such, is not subject to federal or state income taxes. The Company is not subject to, and does not intend to enter into, a tax sharing agreement. Additionally, the Company has not paid or received any tax reimbursements, nor does it intend to pay or receive such reimbursements in the future. The income and expenses of the Company are included in the income tax returns filed by the Company's ultimate parent, BNY Mellon. As a result, no provision for federal or state income tax is included in the accompanying financial statements.

(g) Contingencies

The Company accrues for estimated costs, including, if applicable, legal costs, when it is probable that a loss has been incurred and the costs can be reasonably estimated. The status of contingencies is reviewed periodically and accruals, if any, are adjusted to reflect the impact of current developments. As of December 31, 2020, there were no accruals for contingencies.

2. Related Party Activities

On January 1, 2020, the Company amended an Expense Sharing Agreement with HMI to provide staff, facilities, equipment, supplies and other administrative services at a monthly rate of $9,490, of which $7,838 is for staff allocation. The fees are based upon the percentage of time, space or usage allocated to the Company by HMI. Due to staffing changes, on July, 1, 2020 the agreement was amended with an effective date of April 1, 2020, and the monthly administrative services rate changed to $9,109, of which $7,457 is for staff allocation. The total amount charged under this contract during fiscal year

2020 amounts to $111,594, of which $91,770 is for staff allocations. The amount due at December 31, 2020 was $9,109.

BNY Mellon pays expenses on behalf of the Company and is reimbursed on the next business day. The amount due at December 31, 2020 was $5,370.

The Company also has a shared service agreement with BNY Mellon to provide legal, compliance, accounting services, and technology infrastructure. During fiscal year 2020, BNY Mellon charged the Company $99,997 under this contract, which is included in the compensation and benefits financial statement caption. The fees were determined based upon estimated time allocations and pre-determined rates for services provided by BNY Mellon. The balance due to BNY Mellon under this contract at December 31, 2020 is $7,445.

HMI made no capital contributions made in 2020.

3. Net Capital Requirements

Pursuant to its Membership Agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Company is subject to the SEC Rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $1,464,494 and an aggregate indebtedness to net capital ratio of 1:62.

4. Accounting for Uncertainty in Income Taxes

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions requires the Company to determine whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is the largest amount that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

As of December 31, 2020, the Company determined there were no material uncertain tax positions. As a result, no income tax liability has been recorded for the year ended December 31, 2020.

5. Subsequent Event

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through March 1, 2021, the date the financial statements were available to be issued. There were no subsequent events that necessitated disclosures and/or adjustments to the financial statements.

Schedule I
HedgeMark Securities, LLC
(A Wholly Owned Subsidiary of HedgeMark International, LLC)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

		December 31, 2020
Total aggregate indebtedness	$	23,579
Net capital		
Paid-in-Capital	$	3,627,599
Retained earnings		(2,030,924)
Total capital	$	1,596,675
Deductions:		
Nonallowable assets:		
Cash - affiliated bank account	$	58,764
Client Receivables greater than 30 days		10,340
Prepaid and Other Assets		28,235
Total nonallowable assets	$	97,339
Other deductions and/or charges		29,842
Net capital	$	1,469,494
Computation of basic net capital requirement		
Minimum net capital required under the aggregate indebtedness standard	$	1,572
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital required	$	5,000
Net excess capital	$	1,464,494
Ratio of aggregate indebtedness to net capital		1:62

No material differences exist between the above computation and the computation included in the Company's unaudited December 31, 2020 FOCUS report filed on January 21, 2021.

Schedule II
(A Wholly Owned Subsidiary of HedgeMark International, LLC
Computation for Determination of Reserve Requirements and
Information Relating to the Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3 under the
Securities Exchange Act of 1934

HedgeMark Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that its activities are limited to those covered in the conditions for exemption appearing in Footnote 74 of the SEC Release No. 34-70073.

HedgeMark Securities, LLC Exemption Report

HedgeMark Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and selling interests in unregistered private investment funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

HedgeMark Securities, LLC

I, Joyetta Satiah, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Joyetta Satiah, CPA
FINOP/Controller

March 1, 2021

Based upon the Securities Exchange Commission's staff statement and difficulties arising from Covid-19, HedgeMark Securities LLC is making the annual audit report filing without notarization

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Managing Director
HedgeMark Securities, LLC:

We have reviewed management's statements, included in the accompanying HedgeMark Securities, LLC Exemption Report (the Exemption Report), in which (1) HedgeMark Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and selling interests in unregistered private investment funds, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

New York, New York
March 1, 2021